UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Bloom Energy Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

093712107
(CUSIP Number)

Seongju Lim, SK ecoplant Co, Ltd. 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, +82-2-3700-9201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	093712107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SK ecoplant Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000,000 shares of Class A Common Stock[1]
	8	SHARED VOTING POWER
13,491,701 shares of Class A Common Stock[1,2]
	9	SOLE DISPOSITIVE POWER
10,000,000 shares of Class A Common Stock[1]
	10	SHARED DISPOSITIVE POWER
13,491,701 shares of Class A Common Stock[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,491,701 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.5%[3]
14	TYPE OF REPORTING PERSON (See Instructions)
CO

[1]	SK ecoplant Co., Ltd.’s (“SK’s”) beneficial ownership of the Class A Common Stock of Bloom Energy Corporation (the “Issuer”) consists of (i) 10,000,000 shares of Class A Common Stock held of record by SK and (ii) 13,491,701 shares of Class A Common Stock to be acquired by Econovation, LLC (“Econovation”), of which SK is the managing member. Econovation will acquire these shares pursuant to the Securities Purchase Agreement dated October 23, 2021, between the Issuer and SK, and pursuant to the Early Close Agreement, dated February 27, 2023 between the Issuer, SK and Econovation, under which the Issuer agreed to issue such shares to Econovation upon SK’s payment for these shares (the “Assignment”), as further summarized below.

[2]	SK and Econovation share voting power over the 13,491,701 shares of the Issuer’s Class A Common Stock as a result of SK being the managing member of Econovation.

[3]	Based on: (i) 191,311,168 shares of the Issuer’s Class A Common Stock outstanding, as provided to us by the Issuer, and (ii) 13,491,701 shares of Class A Common Stock to be acquired by Econovation pursuant to the Assignment.

CUSIP No.	093712107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Econovation, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
13,491,701 shares of Class A Common Stock[1,2]
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
13,491,701 shares of Class A Common Stock[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,491,701 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%[3]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

[1]	Consists of 13,491,701 shares of the Issuer’s Class A Common Stock to be acquired pursuant to the Assignment.

[2]	SK and Econovation share voting power over the 13,491,701 shares of the Issuer’s Class A Common Stock as a result of SK being the managing member of Econovation.

[3]	Based on: (i) 191,311,168 shares of the Issuer’s Class A Common Stock outstanding, as provided to us by the Issuer, and (ii) 13,491,701 shares of Class A Common Stock to be acquired by Econovation pursuant to the Assignment.

CUSIP No.	093712107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blooming Green Energy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock[1]
	8	SHARED VOTING POWER
0 shares of Class A Common Stock1,
	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock[1]
	10	SHARED DISPOSITIVE POWER
0 shares of Class A Common Stock1,
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

[1]	Blooming Green Energy Limited (the “SPC”) is deemed a member of a group with SK and Econovation with respect to the 13,194,701 shares of the Issuer’s Class A Common Stock to be acquired by Econovation; however, because SK is currently the managing member of Econovation, the SPC is not deemed to have voting or dispositive power over the 13,194,701 shares of the Issuer’s Class A Common Stock and is therefore not a beneficial owner of such shares.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed on October 4, 2022 (the “Original 13D”), by SK ecoplant Co., Ltd. (“SK”), as amended by Amendment No. 1 thereto which was filed on December 6, 2022, and is made pursuant to Rule 13d-1(a) of the Act. By way of background and as described in Amendment No. 1:

(i)	On October 23, 2021, SK entered into the Securities Purchase Agreement (the “Issuer SPA”), between SK and Bloom Energy Corporation, a Delaware corporation (the “Issuer”), under which SK acquired 10,000,000 shares of Series A Redeemable Convertible Preferred Stock (the “RCPS”) of the Issuer and a right to purchase 13,491,701 shares of the Issuer’s Class A Common Stock (the “Second Tranche Shares”). On December 9, 2022, SK converted the RCPS into 10,000,000 shares of the Issuer’s Class A Common Stock. The Issuer SPA is incorporated by reference herein as Exhibit A.

(ii)	On August 10, 2022, SK delivered to the Issuer a notice to purchase the Second Tranche Shares pursuant to the Issuer SPA. On August 16, 2022, SK and the Issuer entered into the Side Letter (the “Side Letter”), which specified that the purchase of the Second Tranche Shares would occur the later of December 6, 2022 or the date upon receiving certain regulatory approval. The Side Letter is incorporated by reference herein as Exhibit B.

(iii)	On December 6, 2022, SK and the Issuer amended the Side Letter (the “Side Letter Amendment”) to delay the closing of such purchase until March 31, 2023, unless an earlier date was mutually agreed upon by the parties and assuming the satisfaction of applicable regulatory clearances. The Side Letter Amendment is incorporated by reference herein as Exhibit C.

This Amendment discloses the following:

(i)	The entry, on February 27, 2023, of the Early Close Agreement (the “Early Close Agreement”) among SK, the Issuer and Econovation, LLC, a Delaware limited liability company and for which SK is currently the sole member and the managing member (“Econovation”), pursuant to which the Issuer agreed to issue the Second Tranche Shares to Econovation upon SK’s payment to the Issuer for the Second Tranche Shares. The Early Close Agreement is filed as Exhibit D.

(ii)	The entry, on March 9, 2023, of the Securities Purchase Agreement (the “Econovation SPA”) among SK, Blooming Green Energy Limited, a company formed under the laws of the Republic of Korea (the “SPC” and together with SK and Econovation, the “Reporting Persons”), Econovation and ESG Blooming Private Equity Fund, a private equity fund formed under the laws of the Republic of Korea (the “PEF”), pursuant to which the SPC agreed to purchase Class A Common Membership Interests from SK and related matters disclosed in this Amendment. The Econovation SPA is filed as Exhibit E.

SK, Econovation and the SPC are making this joint filing as Reporting Persons.

Item 2.	Identity and Background

Item 2 of Schedule 13D is hereby amended by adding the following for Econovation and the SPC:

Econovation, LLC

(a)	This Schedule 13D is filed by Econovation, a limited liability company organized under the laws of the state of Delaware.

(b)	The address of the principal place of business of Econovation is 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, Korea.

(c)	Econovation is principally engaged in holding shares of common stock of the Issuer.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Econovation is set forth on Schedule I attached hereto.

(d)	During the last five years, none of Econovation or the individuals listed on Schedule I attached hereto has been convicted in any criminal proceeding, except as such pertains to SK, its managing member.

(e)	During the last five years, none of Econovation and the individuals listed on Schedule I attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Blooming Green Energy Limited

(a)	This Schedule 13D is filed by the SPC, a company organized under the laws of Korea.

(b)	The address of the principal place of business of the SPC is 31, Gukjegeumyung-ro (Yeouido-dong, SK Securities Building), Yeongdeungpo-gu, Seoul, Korea .

(c)	The SPC is principally engaged in holding membership interests in Econovation.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the SPC is set forth on Schedule I attached hereto.

(d)	During the last five years, none of SPC or the individuals listed on Schedule I attached hereto has been convicted in any criminal proceeding.

(e)	During the last five years, none of the SPC and the individuals listed on Schedule I attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Paragraphs 4-6 of Item 3 of Schedule 13D are hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D/A is hereby incorporated herein by reference.

The initial source of funds for SK’s payment of the price of $310,957,102 to the Issuer for the Second Tranche Share will be from SK’s cash from its balance sheet and borrowed funds. SK is paying for these shares pursuant to the Issuer SPA, the Side Letter, the Side Letter Amendment and the Early Close Agreement, pursuant to which, in effect, the Issuer is issuing the shares to Econovation and Econovation is crediting SK with 13,491,701 Class A Common Membership Interests of Econovation. SK, Econovation and the Issuer expect to close the Second Trance purchase by March 31, 2023.

A secondary source of funds for the payment of the purchase price for the Second Tranche Shares is expected to come from the purchase by the SPC of up to 6,610,934 Class A Common Membership Interests of Econovation from SK for up to $152,859,040 at a purchase price of $23.122 per Common Membership Interest, each in Korean Won and converted from U.S. Dollars at the applicable exchange rate on the date the Issuer issued the Second Tranche Shares to Econovation, pursuant to the Econovation SPA.

As of February 28, 2023, based on information provided to us by the Issuer and after giving effect to (a) SK’s ownership of Class A Common Stock and (b) Econovation’s purchase of the Second Tranche Shares, SK and Econovation beneficially own approximately (x) 11.5% and 6.6%, respectively, of the outstanding Class A Common Stock of the Issuer and (y) 6.5% and 3.7%, respectively, of the outstanding voting stock of the Issuer, including for purposes of this calculation the Issuer’s outstanding Class B Common Stock. For the avoidance of doubt, in each case, SK’s beneficial ownership of the Issuer’s Common Stock includes that of Econovation.

The descriptions of the Issuer SPA, Side Letter, Side Letter Amendment, Early Close Agreement and the Econovation SPA summarized in this Item 3 are not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed hereto or incorporated by reference herein as Exhibits A through E.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following after Paragraph 5:

The purpose of the agreements and transactions summarized by this Amendment is to provide for the following:

(i)	The payment by SK of the purchase price of the Second Tranche Shares, the issuance by the Issuer of the Second Tranche Shares to Econovation and the crediting by Econovation of 13,491,701 Class A Common Membership Interests to SK in consideration for the payment of the price, pursuant to the Issuer SPA, the Side Letter, the Side Letter Amendment and the Early Close Agreement.

(ii)	The purchase by the SPC of up to 6,610,934 Class A Common Membership Interests of Econovation from SK for up to $152,859,040 at a purchase price of $23.122 per Common Membership Interest, each converted into U.S. Dollars at the applicable exchange rate on the date the Issuer issued the Second Tranche Shares to Econovation, pursuant to the Econovation SPA.

Paragraph 6 of Item 4 of Schedule 13D is hereby amended in its entirety as follows:

The descriptions of the Issuer SPA, Side Letter, Side Letter Amendment, Early Close Agreement and the Econovation SPA contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed hereto or incorporated by reference herein as Exhibits A through E.

Item 4 of Schedule 13D is further amended by adding the following prior to the ultimate paragraph therein:

Early Close Agreement

On February 27, 2023, the Issuer, SK and Econovation entered into the Early Close Agreement, pursuant to which the parties agreed to consummate the closing of the purchase of the Second Tranche Shares by March 31, 2023, in accordance with the terms of the Side Letter Amendment, and for the Issuer to issue the Second Tranche Shares to Econovation in consideration for the payment of the purchase price to the Issuer. The substitution of Econovation for SK as the party receiving the Second Tranche Shares was made, in addition to the terms of the Early Close Agreement, also pursuant to the terms of the Issuer SPA and the Investor Agreement dated as of December 29, 2021 between the Issuer and SK. The Investor Agreement was previously filed as Exhibit D to the Original 13D and is incorporated by reference as Exhibit F hereto.

In addition, the Early Close Agreement modifies the Investor Agreement, which permitted the Assignment, as follows:

●	The standstill provision, under Section 2 of the Investor Agreement, that restricts SK’s ability to purchase additional shares of Class A Common Stock of the Issuer also applies to Econovation, for a period commencing on December 9, 2022 until the later of the second anniversary of the Second Tranche closing date, the date on which SK ceases to have a right to designate a director of the Board of Directors of the Issuer and the date on which SK or Econovation own less than 5% of the outstanding Class A Common Stock of the Issuer. The standstill restriction is subject to specified exceptions, such as certain permitted purchases and their pre-emptive rights.

●	The lock-up provision, under Section 3 of the Investor Agreement, that restricts SK’s ability to sell Class A Common Stock also applies to Econovation, for a period of two years after the Second Tranche closing date. The lock-up agreement terminates upon a change of control of the Issuer or the Company filing a self-tender offer pursuant to Section 14D-9 of the Act.

●	The voting agreement, under Section 4 of the Investor Agreement, that requires SK to vote or execute a written consent with respect to all voting securities of the Issuer as to which it is entitled to vote or execute a written consent in accordance with recommendation of a majority of the Board of Directors of the Issuer, for the same period of time as the standstill provision, also applies to Econovation.

●	The board designation right, under Section 5 of the Investor Agreement, that provides SK with the right to designate a member of the Board of Directors of the Issuer, subject to the conditions of the Investor Agreement including the nomination and governance policies of the Issuer, is remaining with SK and is not being assigned to Econovation.

●	The pre-emptive rights, under Section 6 of the Investor Agreement, that provides SK with the right to purchase its fully diluted ownership of shares of Class A Common Stock of the Issuer starting as of the Second Tranche closing date, subject to the terms and conditions of the Investor Agreement, is being also provided to Econovation.

The description of the Early Close Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit D hereto.

Econovation SPA

On March 9, 2023, Econovation, SK, the SPC and the PEF entered into the Econovation SPA, pursuant to which the SPC has agreed to purchase up to a maximum amount of 6,610,934 Class A Common Membership Interests of Econovation for up to the Korean Won equivalent of $152,859,040 in cash in one of two closings. The first closing, which is expected to be by March 31, 2023 or such earlier date upon which the parties may agree (unless otherwise extended due to a delay in regulatory approval), is for minimum number of Class A Common Membership Interests at least equal to 120 billion Korean Won, converted into U.S. Dollars at the applicable exchange rate on the date the Issuer issued the Second Tranche Shares to Econovation, at a purchase price of $23.122 per Common Membership Interest. The parties may increase the number of Class A Common Membership Interests to be sold at the first closing up to the maximum amount. At the second closing, scheduled for April 28, 2023 or such earlier date upon which the parties may agree, the number of Class A Common Membership Interests to be sold is for up to the remaining number of total Class A Common Membership Interests that the SPC may purchase, using the same calculation as with the first closing . If the SPC does not close on the purchase in the first closing, SK has the right to terminate the agreement or seek the remedy of specific performance and force the SPC to close. Upon the SPC’s purchase of Class A Common Membership Interests of Econovation from SK, Econovation will admit the SPC as a Member, pursuant to an Amended and Restated Limited Liability Company Agreement of Econovation, and the parties will enter into a Members Agreement. The parties have agreed to negotiate the terms of the Amended and Restated Limited Liability Company Agreement and the Members Agreement by March 17, 2023. The Econovation SPA contains customary terms, conditions and other provisions regarding the purchase and sale of the Class A Common Membership Interests of Econovation.

The description of the Econovation SPA contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit E hereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) The aggregate number and percentage of the Class A Common Stock beneficially owned by SK, Econovation and the SPC and the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D/A and are hereby incorporated herein by reference. Calculations of the percentage of the shares of Class A Common Stock beneficially owned are based on 204,802,869 shares of Class A Common Stock of Issuer outstanding as of February 28, 2023, based on information provided to us by the Issuer, and include 13,491,701 shares of Class A Common Stock to be purchased by Econovation by March 31, 2023.

As of February 28, 2023, based on information provided to us by the Issuer and after giving effect to (a) SK’s ownership of Class A Common Stock and (b) Econovation’s purchase of Class A Common Stock on the date of closing of the Second Tranche Share purchase, SK and Econovation beneficially owns approximately (x) 11.5% and 6.6%, respectively, of the outstanding Class A Common Stock of the Issuer and (y) 6.5% and 3.7%, respectively, of the outstanding voting stock of the Issuer, including for purposes of this calculation the Issuer’s outstanding Class B Common Stock. For the avoidance of doubt, in each case, SK’s beneficial ownership of the Issuer’s Common Stock includes that of Econovation.

(c) Except as set forth in this Schedule 13D/A, neither SK, Econovation nor the SPC has effected any transactions in the Class A Common Stock in the past 60 days.

(d) Except as described in this Schedule 13D/A, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and supplemented by incorporating the information set forth in Items 3 and 4 into this Item 6 and by adding the information set forth below as follows.

Joint Filing Agreement

The Joint Filing Agreement, dated as of March 10, 2023, among SK, Econovation and the SPC (the “Joint Filing Agreement”), is filed hereto as Exhibit N, pursuant to Rule 13d-1(k)(1).

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
A	Securities Purchase Agreement, dated as of October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
B	Side Letter, dated August 16, 2022 between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
C	Amendment to Side Letter, dated December 6, 2022, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022)
D	Early Close Agreement, dated February 27, 2023, by and among Bloom Energy Corporation, SK ecoplant Co., Ltd. and Econovation, LLC (filed herewith)
E	Securities Purchase Agreement, dated March 9, 2023, among Econovation, LLC, SK ecoplant Co., Ltd., Blooming Green Energy Limited and ESG Blooming Private Equity Fund (filed herewith)
F	Investor Agreement, dated as of December 29, 2021, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
G	Joint Venture Agreement, dated September 24, 2019, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
H	Amendment to the Joint Venture Agreement, dated October 23, 2021, between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
I	Amended and Restated Preferred Distributor Agreement, dated October 23, 2021, between Bloom Energy Corporation, Bloom SK Fuel Cell, LLC and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
J	Commercial Collaboration Agreement, dated October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
K	K-Sure Overseas Investment Insurance (Investment Financing) Facility, dated December 12, 2021, between SK ecoplant Co., Ltd., as Borrower and BNP Paribas, as Lender, Mandated Lead Arranger and Bookrunner (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
L	The Overseas Investment Insurance (Investment Financing) Policy dated as of December 21, 2021 among BNP Paribas Facility, SK, BNP Paribas and the Korea Trade Insurance Corporation incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
M	Loan (Credit) Transaction Agreement between SK and The Export-Import Bank of Korea dated as of November 2021 (incorporated by reference, filed with the SEC with Amendment No. 1 on December 6, 2022).
N	Joint Filing Agreement, dated as of March 10, 2023, among SK ecoplant Co., Ltd., Econovation, LLC and Blooming Green Energy Limited (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2023

SK ecoplant Co., Ltd.

By:	/s/ Wangjae (Justin) Lee
	Name:	Wangjae (Justin) Lee
	Title:	Managing Director of Eco Energy BU

Econovation, LLC

By:	/s/ Seongjun Bae
	Name:	Seongjun Bae
	Title:	Representative

Blooming Green Energy Limited

By:	/s/Jucheol Kim
	Name:	Jucheol Kim
	Title:	Director

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below is the name and present principal occupation or employment of each director and executive officer of SK ecoplant Co., Ltd. The business address of each of the directors and executive officers is 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, Korea. Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
Lee Seung Ho	Outside Director of SK ecoplant Co., Ltd and Director of Daekyo, an educational institution located at 23 Boramae-ro 3-gil, Gwanak-gu, Seoul
Kim Yoon Mo	Outside Director and Vice Chairman of Nautic Investment, an investment company located at 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul
Kim Jong Ho	Outside Director and Advisor of Shinhan Accounting Corporation, an accounting company located at 8 Uisadang-daero, Yeongdeungpo-gu, Seoul
Park Sun Kyu	Outside Director and professor of Sungkyunkwan University, 25-2 Seonggyungwan-ro, Jongno-gu, Seoul
Lee Sung Hyung	Non-standing Director and Chief Financial Officer of SK, Inc., located at 26, Jong-ro, Jongno-gu, Seoul
Park Kyung Il	Director and Chief Executive Officer of SK ecoplant Co., Ltd.
Jo Sung Ok	Chief Financial Officer of SK ecoplant Co., Ltd.
Lee Mi Ra	Chief Human Resources Officer of GE Korea
SK Inc.	Controlling shareholder of SK ecoplant Co., Ltd.
Tae won Chey	Chairman and CEO of SK Inc.
Dong Hyun Jang	Vice Chairman and CEO of SK Inc.
Dae Sik Cho	Director of SK Inc.
Jae Ho Yeom	Independent Director of SK Inc.
Chan Keun Lee	Independent Director of SK Inc.
Byoung Ho Kim	Independent Director of SK Inc.
Yong Suk Jang	Independent Director of SK Inc.
Seon Hee Kim	Independent Director of SK Inc.

Set forth below is the name and present principal occupation or employment of each member and officer of Econovation, LLC. The business address of each of the members and officers is 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, Korea. Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
SK ecoplant Co., Ltd.	Managing member of Econovation, LLC (The executive officers and directors of SK ecoplant Co., Ltd. and its controlling entity, SK Inc., are listed above.)
Seongjun Bae	Representative of Econovation, LLC
Yumi Park	Manager of Econovation, LLC

Set forth below is the name and present principal occupation or employment of each controlling person and/or entity, member and officer of Blooming Green Energy Limited. The business address of each of the members and officers is 31, Gukjegeumyung-ro (Yeouido-dong, SK Securities Building), Yeongdeungpo-gu, Seoul, Korea . Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
Jucheol Kim	Director of Blooming Green Energy Limited
ESG Blooming Private Equity Fund	Largest and sole shareholder of Blooming Green Energy Limited
SKS Private Equity Co., Ltd	General Partner of ESG Blooming Private Equity Fund
Si Hwa Yoo	Representative of SKS Private Equity Co., Ltd.